Exhibit 99.1

For immediate release

CREDITOR AND SHAREHOLDER APPROVAL FOR VOLUNTARY LIQUIDATION

Hong Kong – June 4, 2009.  Grand Toys International Limited (OTC: GRINY.PK) (the “Company”) announces that its creditors and shareholders have agreed, pursuant to the requirements of section 241 the Companies Ordinance, to the voluntary liquidation of the Company.  Cosimo Borrelli and Jacqueline Walsh of Borrelli Walsh Limited were appointed as liquidators of the Company as of May 25, 2009.

The Bank of New York Mellon (the “Depositary”) has resigned as depositary for the Company’s ADR program.  ADR beneficial holders will, after satisfying the requirements of section 6.02 of the Deposit Agreement, be able to have the Deposited Securities underlying the ADRs they beneficially own delivered to them.  Any ADRs outstanding after May 31, 2009 may not be transferred or receive any further distributions of dividends, and the Depositary shall not give out any further notices or perform any further acts under the Deposit Agreement.  The Depositary will, however, retain and hold any dividends or other distributions for the benefit of the ADR holders and deliver such dividends or other distributions to the ADR holders upon surrender of the ADRs in exchange for the underlying entitlement to Deposited Securities.  Under the terms of the Deposit Agreement, any Deposited Securities held by the Depositary on May 31, 2010 will be sold and the funds retained for the benefit of the holders of the respective ADRs.

Holders of ADRs should contact Borrelli Walsh Limited at (852) 3761 3888 for further information.

About Grand Toys International Limited:
Information on Grand Toys can be obtained from Borrelli Walsh Limited at (852) 3761 3888.

Contact:

Cosimo Borrelli at cb@borrelliwalsh.com

Jacqueline Walsh at jw@borrelliwalsh.com

Borrelli Walsh Limited
Level 14, Tower 1
Admiralty Centre
18 Harcourt Road
Hong Kong